Exhibit 99.1

SOUFUN DECLARES CASH DIVIDENDS TO SHAREHOLDERS

BEIJING—August 27, 2012—SouFun Holdings Limited (the “Company” or “SouFun”) (NYSE: SFUN), the leading real estate and home furnishing Internet portal in China, today announced that its board declared a cash dividend of US$1.00 per share on the Company’s ordinary shares, which will be paid by September 28, 2012 to shareholders of record as of the close of business on September 6, 2012. Dividends to be paid to holders of SouFun’s American depositary shares (“ADSs”) through the depositary bank, JPMorgan Chase Bank, N.A., will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Each of SouFun’s ADSs represents one ordinary share.

About SouFun

SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2012. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 105 offices to focus on local market needs and its website and database contains real estate-related content coverage of 314 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future.

Further information regarding these and other risks and uncertainties is included in SouFun’s annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

Dr. Hua Lei

SouFun Holdings Limited

Tel: +86 (10) 5930 6425

E-mail: ir@soufun.com